ATCO
GROUP

Corporate Office



05006270

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.matheson@atco.com

February 24, 2005

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
MAR 04 2005
202 SECTION

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 5 - Declaration of Dividends and Press Release

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

ATCO Ltd.
A Member of the ATCO Group of Companies

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

Sharlene C. Matheson, STI
Corporate Secretarial Department

Enclosure(s)

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Atco Ltd.

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
ACO.NV.X	0.38	CAD	02/24/2005	03/16/2005	03/31/2005
ACO.Y	0.38	CAD	02/24/2005	03/16/2005	03/31/2005

Filed on behalf of the Issuer by:

Name: Sharlene Matheson
Phone: 403-292-7912
Email: sharlene.matheson@atco.com
Submission Date: 02/24/2005 16:47:06
Last Updated: 02/24/2005 16:47:06


SEC MAIL PROCESSING
MAR 0 4 2005
WASH. D.C.
SECTION

ATCO GROUP NewsRelease

ATCO LTD. & CANADIAN UTILITIES LIMITED
Corporate Head Office: 1500, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500 Fax: (403) 292-7532

For Immediate Release
February 24, 2005


RECEIVED
MAR 0 4 2005

ATCO Ltd. Reports 2004 Earnings & Increases Dividend for 12th Consecutive Year

CALGARY, Alberta – **ATCO Ltd. reported increased earnings for the year ended December 31, 2004** of $159.4 million ($5.35 per share) including the $28.5 million after-tax and non-controlling interests gain on the transfer by ATCO Gas and ATCO Electric of their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates on May 4, 2004 ("Retail Transfer Gain"). Earnings for the year ended December 31, 2004, excluding the Retail Transfer Gain, were $130.9 million ($4.39 per share). These 2004 earnings include a one-time decrease of $6.7 million due to the uncertainty as to whether the Supreme Court of Canada will hear the Corporation's leave to appeal respecting an income tax reassessment relating to the disposal of ATCOR Resources ("ATCOR Tax Adjustment"). Earnings for the year ended December 31, 2003 were $130.7 million ($4.39 per share).

Earnings excluding the Retail Transfer Gain increased primarily due to:

- record earnings in ATCO Structures and increased business activity in ATCO Noise Management;
- lower income tax rates; and
- higher margins on natural gas liquids and higher earnings in storage operations in ATCO Midstream.

This increase was partially offset by:

- the $6.7 million ATCOR Tax Adjustment;
- a one-time Australian tax adjustment in ATCO Power in 2003 which improved 2003 earnings by $4.6 million;
- a decrease in ATCO Power's and ATCO Resources' earnings of $6.2 million due to lower prices on electricity sold to the Alberta Electric System Operator and the lower spark spread; and
- warmer temperatures in ATCO Gas, which were 3% warmer than normal, compared to 3.4% colder than normal in 2003.

Earnings for the three months ended December 31, 2004 were $41.7 million ($1.40 per share) compared to earnings for the same three months in 2003 of $42.5 million ($1.43 per share). These third quarter earnings include a one-time decrease of $6.7 million due to the ATCOR Tax Adjustment.

Earnings decreased primarily due to:

- the $6.7 million ATCOR Tax Adjustment;
- a one-time Australian tax adjustment in ATCO Power in 2003 which improved 2003 earnings by $4.6 million;

- higher transportation costs in ATCO Pipelines; and
- warmer temperatures in ATCO Gas, which were 9.8% warmer than normal, compared to 3.2% warmer than normal for the corresponding period in 2003.

This decrease was partially offset by:
- the positive impacts of ATCO Pipelines' Alberta Energy and Utilities Board (AEUB) decisions received in 2003 and 2004 including the generic cost of capital decision;
- higher margins on natural gas liquids and higher earnings in storage operations in ATCO Midstream; and
- increased business activity in ATCO Structures and in ATCO Noise Management.

Financial Summary

	For the Three Months Ended December 31		**For the Year Ended December 31**	
	2004	2003	**2004**	2003
	($ Millions except per share data) *(unaudited)*			
Revenues	**741.9**	1,008.9	**3,349.1**	3,929.7
Earnings attributable to Class I and Class II shares	**41.7**	42.5	**159.4**	130.7
Earnings per Class I and Class II share	**1.40**	1.43	**5.35**	4.39
Cash flow from operations	**182.1**	166.3	**604.3**	573.6

Revenues for the year ended December 31, 2004 were $3,349.1 million compared to $3,929.7 million in 2003. This decrease was primarily due to:
- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the transfer of the retail energy supply businesses, and lower prices of electricity and natural gas purchased for customers on a "no-margin" basis prior to May 4, 2004; and
- warmer temperatures in ATCO Gas.

This decrease was partially offset by:
- higher natural gas volumes purchased and resold for natural gas liquids extraction and higher prices received for natural gas liquids in ATCO Midstream; and
- increased business activity in all ATCO Structures operations, other than in Europe, and in ATCO Noise Management.

Revenues for the three months ended December 31, 2004 were $741.9 million compared to $1,008.9 million in 2003. This decrease was primarily due to:
- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the transfer of the retail energy supply businesses.

This decrease was partially offset by:
- higher natural gas volumes purchased and resold for natural gas liquids extraction and higher prices received for natural gas liquids in ATCO Midstream; and
- increased business activity in ATCO Structures operations in Canada, United States and Australia and in ATCO Noise Management.

Cash flow from operations for the year ended December 31, 2004 was $604.3 million compared to $573.6 million in 2003. This increase was primarily due to increased cash flow after removal of non-cash adjustments.

Cash flow from operations for the three months ended December 31, 2004 was $182.1 million compared to $166.3 million in 2003. This increase was primarily due to increased cash flow after removal of non-cash adjustments.

The Board of Directors of ATCO Ltd. today declared a first quarter dividend of 38.0 cents per Class I Non-Voting and Class II Voting share, an 8.6% increase over the 35.0 cents paid in each of the previous four quarters. The dividend is payable March 31 to share owners of record on March 16, 2005.

ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about ATCO can be found on its website, www.atco.com.

For further information contact:

K.M. (Karen) Watson
Senior Vice President,
& Chief Financial Officer
(403) 292-7502